Exhibit 99.1

IBEX Limited Announces First Quarter of Fiscal Year 2022 Financial Results

Key Highlights

●Revenue was flat year over year at $108.6 million
●Net income increased $6.4 million year over year
●34% growth from new clients won since FY16, now up to 62% of quarterly revenues
●	Continued strength in our new logo engine with 9 key wins, driving double digit revenue growth in the second half of fiscal year 2022
●Continued 100% retention of our top 20 clients
●Strong balance sheet with $54.0 million cash and cash equivalents
●Reaffirmed guidance for our fiscal year 2022 revenue and adjusted EBITDA

WASHINGTON, DC— November 22, 2021—IBEX Limited (“ibex”), a leading global provider in business process outsourcing and end-to-end customer engagement technology solutions, today announced financial results for its first fiscal quarter ended September 30, 2021.

“We are continuing to make strong progress on our strategic growth initiatives, with a focus on our omni-channel customer offering, and new, technology-led clients,” said Bob Dechant, CEO of ibex. “We remain on a trajectory to meet our financial goals for fiscal 2022 while continuing to invest in our business and in our customers’ success.”

Dechant continued, “While our top line growth paused for the first time in 16 quarters, driven by one-time events last year within our legacy top 3 client group, our growth engine, comprised of new clients won since FY16 who are adopting our omni-channel and WaveX capabilities, now make up 62% of our business, up from 46% compared to the year ago quarter, and continue to grow at an explosive rate.

As of this quarter, our largest client is now one of the most valued companies on the planet, continues to grow at double digit rates with ibex, and is truly a partner with partial ownership in our business. As a result, and as we indicated last quarter, we expect our growth to resume and accelerate in Q2 and beyond.

Our growth in spending this quarter outpaced our revenue growth as we onboard new clients that will come online during the remainder of the fiscal year. We are also investing in key long-term growth initiatives, which we expect will drive significant long-term value creation. Accordingly, we expect adjusted EBITDA margin to improve in Q2 and beyond as this business and our new geographies begin to ramp.”

First Quarter of Fiscal Year 2022 Financial Highlights

Revenue

●	Revenue was flat at $108.6 million, compared to $108.8 million in the prior year quarter.

●	Current quarter revenue was impacted by significant decreases related to our legacy top 3 clients, which now represents only 25% of our revenue.
●	Revenue related to our new clients won since FY16 grew 34% compared to the prior year quarter.
●	Revenue related to digital marketing decreased year over year primarily due to lower affiliate marketing volumes.
●	$3.5 million of net training revenue deferred in the quarter compared to $1.2 million net deferred in the prior year quarter. We expect this training to drive significant future revenue growth.

Net Income / (Loss)

●	Net income was $3.0 million, compared to net loss of $3.4 million in the prior year quarter.
●	Net income / (loss) margin increased to 2.8%, compared to (3.1)% in the prior year quarter.
●	Non-GAAP adjusted net income was $0.9 million, compared to $5.5 million in the prior year quarter (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin was 0.8%, compared to 5.0% in the prior year quarter (see Exhibit 1 for reconciliation).
●	The Company will recognize a deferred tax benefit of approximately $4.0 million by the end of fiscal year 2022 as the result of a legal entity tax reorganization completed this quarter.

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA was $11.5 million, compared to $15.8 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin was 10.6%, compared to 14.5% in the prior year quarter (see Exhibit 2 for reconciliation).
●	Adjusted EBITDA margin decreased primarily due to significant costs related to ramping new business in the quarter, lower digital marketing volumes, and long term investments in our sales and marketing organization and cyber-security technologies.

Earnings / (Loss) Per Share

●	IFRS basic and fully diluted earnings per share was $0.17 and $0.16, compared to IFRS basic and fully diluted loss per share of $0.21 in the prior year quarter.
●	Non-GAAP adjusted fully diluted earnings per share was $0.05, compared to $0.32 in the prior year quarter (see Exhibit 1 for reconciliation).

Cash Flow and Balance Sheet

●	Cash flow from operations grew 16% year over year to $6.9 million.
●	Growth capex increased to $5.3 million as we invest for the future and expand our capacity across both existing and new geographies.
●	Cash and cash equivalents were $54.0 million, total borrowings were $28.3 million, and lease liabilities were $86.6 million as of September 30, 2021, compared to cash and cash equivalents of $57.8 million, total borrowings of $28.5 million, and lease liabilities of $84.0 million as of June 30, 2021.

Business Highlights

●	We have a new #1 client, as defined by revenue over the last twelve months, who is the leading technology provider and marketplace in the world, and continues to grow at an impressive rate.

●	Won 9 new clients, primarily Digital First companies in the Retail and E-Commerce, FinTech, and HealthTech verticals.
●	Top 3 client concentration decreased to 28.7% of revenue from 38.1% in the prior year.
●	Telecommunications vertical decreased to 21.5% of revenue from 33.5% in the prior year.
●	Added over 860 seats in high margin nearshore and offshore locations.

Fiscal Year 2022 Business Outlook

We are reaffirming our fiscal year 2022 guidance provided last quarter.

●	Fiscal year 2022 organic revenue growth of 7% to 9%. Revenue growth will accelerate beginning in the second quarter as we onboard new capacity.
●Adjusted EBITDA of $69.0 million to $71.0 million.
●	Capex of $30.0 million to $35.0 million. We expect to return to significantly lower, normalized capex spend when social distancing restrictions subside.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its first quarter of fiscal year 2022 financial results at 4:30 p.m. Eastern Time today, November 22, 2021. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 3885337. The webcast will be available live on the Investors section of ibex’s website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 7:30 p.m. Eastern Time on November 22, 2021, until 7:30 p.m. Eastern Time on November 29, 2021, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 3885337. In addition, an archived webcast will be available on the Investors section of ibex’s website at: https://investors.ibex.co/.

Financial Information

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.” The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures are a more accurate depiction the performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 14, 2021 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Media Contact: Brad Jones, Senior Director, PR & Communications, ibex, 720.882.7343, Brad.Jones@ibex.co

IR Contact: Daniel Bellehsen, Executive Vice President, Investor Relations & Corporate Development, ibex, Dan.Bellehsen@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	September 30,	June 30,
US$ in thousands	2021	2021
Assets
Current assets
Cash and cash equivalents	$53,986	$57,842
Trade and other receivables	91,294	81,104
Due from related parties	1,098	1,755
Warrant asset	866	673
Total current assets	$147,244	$141,374

Non-current assets
Property and equipment	$35,758	$30,828
Right of use assets	77,939	75,875
Goodwill	11,832	11,832
Other intangible assets	3,240	3,209
Warrant asset	1,520	1,420
Investment in joint venture	276	258
Deferred tax asset	4,130	4,252
Other assets	5,508	5,239
Total non-current assets	$140,203	$132,913
Total assets	$287,447	$274,287

Liabilities and equity
Current liabilities
Trade and other payables	$61,567	$54,863
Deferred revenue	5,837	4,077
Lease liabilities	13,780	12,121
Borrowings	26,950	26,716
Due to related parties	3,699	4,275
Income tax payables	4,102	3,663
Total current liabilities	$115,935	$105,715

Non-current liabilities
Deferred revenue	$4,646	$3,010
Lease liabilities	72,799	71,878
Borrowings	1,354	1,801
Deferred tax liability	86	86
Other non-current liabilities	9,167	11,138
Total non-current liabilities	$88,052	$87,913
Total liabilities	$203,987	$193,628

Equity
Share capital	$2	$2
Additional paid-in capital	158,157	158,157
Other reserves	32,967	33,180
Accumulated deficit	(107,666)	(110,680)
Total equity	$83,460	$80,659
Total liabilities and equity	$287,447	$274,287

IBEX Limited

Unaudited Consolidated Statements of Profit or Loss

and Other Comprehensive Income / (Loss)

	Quarter ended September 30,
US$ in thousands, except share and per share amounts	2021	2020
Revenue	$108,573	$108,771

Payroll and related costs	76,437	72,264
Share-based payments	360	2,089
Reseller commission and lead expenses	3,192	4,102
Depreciation and amortization	7,643	6,439
Fair value measurement of share warrants	(2,800)	3,586
Other operating costs	18,024	21,204
Income / (loss) from operations	$5,717	$(913)

Finance expenses	$(2,110)	$(2,239)
Income / (loss) before taxation	$3,607	$(3,152)

Income tax expense	$(593)	$(271)
Net income / (loss)	$3,014	$(3,423)

Other comprehensive income / (loss)

Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(445)	$(36)
Cash flow hedges - changes in fair value	(311)	33
	$(756)	$(3)
Total comprehensive income / (loss) for the period	$2,258	$(3,426)

Earnings / (loss) per share
Basic	$0.17	$(0.21)
Diluted	$0.16	$(0.21)

Weighted average shares outstanding
Basic	18,246,672	16,368,143
Diluted	18,849,139	16,368,143

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Quarter ended September 30,
US$ in thousands	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (loss) before taxation	$3,607	$(3,152)
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	7,643	6,439
Amortization of warrant asset	(294)	205
Foreign currency translation (gain) / loss	(22)	148
Fair value measurement of share warrants	(2,800)	3,586
Share-based payments	360	2,089
Allowance of expected credit losses	(225)	243
Share of profit from investment in joint venture	(225)	(123)
Gain on lease terminations	(2)	(192)
Provision for defined benefit scheme	19	78
Finance expenses	2,110	2,239
Increase in trade and other receivables	(7,597)	(10,727)
Increase in prepayments and other assets	(269)	(316)
Increase in trade and other payables and other liabilities	6,916	9,153
Cash inflow from operations	9,221	9,670
Interest paid	(2,110)	(2,239)
Income taxes paid	(213)	(1,492)
Net cash inflow from operating activities	$6,898	$5,939

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(4,935)	$(2,901)
Purchase of other intangible assets	(389)	(310)
Dividend received from joint venture	205	115
Net cash outflow from investing activities	$(5,119)	$(3,096)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$24,815	$32,344
Repayments of line of credit	(24,920)	(31,388)
Proceeds from borrowings	-	1,714
Repayment of borrowings	(2,238)	(2,796)
Net proceeds from initial public offering	-	63,107
Payment of listing related cost	-	(825)
Principal payments on lease obligations	(3,023)	(3,055)
Dividend distribution	-	(4,000)
Net cash (outflow) / inflow from financing activities	$(5,366)	$55,101
Effects of exchange rate difference on cash and cash equivalents	(269)	(35)
Net (decrease) / increase in cash and cash equivalents	$(3,856)	$57,909
Cash and cash equivalents at beginning of the period	$57,842	$21,870
Cash and cash equivalents at end of the period	$53,986	$79,779

Non-cash items
New leases	7,750	10,362
Acquisition of fixed assets through increase in accounts payable	4,339	-

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and adjusted fully diluted earnings per share

We define “adjusted net income” as net income / (loss) before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments. The following table provides a reconciliation of adjusted net income to net income / (loss) for the periods presented:

	Quarter ended September 30,
	2021		2020
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount		Per Share
Net income / (loss)	$3,014	$0.16	$(3,423)		$(0.20)	(b)
Non-recurring expenses	862	0.05	4,398		0.26
Amortization of warrant asset	(294)	(0.02)	205		0.01
Foreign currency translation (gain) / loss	(22)	(0.00)	148		0.01
Fair value measurement of share warrants	(2,800)	(0.15)	3,586		0.21
Share-based payments	360	0.02	2,089		0.12
Gain on lease terminations	(2)	(0.00)	(192)		(0.01)
Total adjustments	$(1,896)	$(0.10)	$10,234		$0.60
Tax impact of adjustments(a)	(250)	(0.01)	(1,360)		(0.08)
Adjusted net income	$868	$0.05	$5,451		$0.32
Adjusted net income margin	0.8%		5.0%

Weighed average shares outstanding - basic	18,246,672	0.05	16,368,143		0.33
Dilutive impact of share-based compensation and the Amazon warrant	602,467	(0.00)	666,796		(0.01)
Weighted average shares outstanding - diluted and adjusted fully diluted earnings per share	18,849,139	$0.05	17,034,939	(c)	$0.32

(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdiction.
(b)	For the period noted, the amount represents net income divided by the weighted average shares outstanding – diluted.
(c)	The weighted average shares outstanding – diluted for September 30, 2020 reflect an additional 666,796 shares that are anti-dilutive on an IFRS basis.

EXHIBIT 2:  EBITDA and Adjusted EBITDA

We define “EBITDA” as net income / (loss) before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax (benefit) / expense, and  depreciation and amortization (including depreciation on right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable. The following table provides a reconciliation of adjusted EBITDA to net income / (loss) for the periods presented:

	Quarter ended September 30,
US$ in thousands, unaudited	2021	2020
Net income / (loss)	$3,014	$(3,423)
Finance expenses	2,110	2,239
Income tax expense	593	271
Depreciation and amortization	7,643	6,439
EBITDA	$13,360	$5,526
Non-recurring expenses	862	4,398
Amortization of warrant asset	(294)	205
Foreign currency translation (gain) / loss	(22)	148
Fair value measurement of share warrants	(2,800)	3,586
Share-based payments	360	2,089
Gain on lease terminations	(2)	(192)
Adjusted EBITDA	$11,464	$15,760
Adjusted EBITDA margin	10.6%	14.5%

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Quarter ended September 30,
US$ in thousands, unaudited	2021	2020

Net cash provided by operating activities	$6,898	$5,939

Less:
Cash capital expenditures	5,324	3,211
Free cash flow(1)	$1,574	$2,728

(1)	Excluded from free cash flow are the principal portion of right-of-use lease payments of $3,015 and $2,328 for the three months ended September 30, 2021 and 2020, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt less cash and cash equivalents.

	September 30,	June 30,
US$ in thousands, unaudited	2021	2021
Borrowings
Current	$26,950	$26,716
Non-current	1,354	1,801
	$28,304	$28,517
Leases
Current	$13,780	$12,121
Non-current	72,799	71,878
	$86,579	$83,999
Total debt	$114,883	$112,516
Cash and cash equivalents	53,986	57,842
Net debt	$60,897	$54,674